Mail Stop 4561

June 1, 2009

Guy M. Robert
President
SunGame Corporation
501 Silverside Road, Suite 105
Wilmington, DE 19809

   Re: **SunGame Corporation**
     Registration Statement on Form S-1
     Filed May 1, 2009
     File No. 333-158946

Dear Mr. Robert:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the registration statement covers the resale of common shares that are being offered in large amounts by your officers and directors and their affiliates, as well as your disclosure on page 20 that the "selling shareholders may be deemed underwriters in this offering." In some situations, large resale transactions by affiliated parties may be considered transactions "by or on behalf of the issuer." Please tell us how you concluded that the proposed resale of the common shares by your affiliates is appropriately characterized as a secondary offering under Rule 415(a)(1)(i). Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09 available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Calculation of Registration Fee

2. You state that you "are registering 1,000,000 Units consisting of one share of common stock, one 'B' Warrant and one 'C' Warrant for sale to the Public" on the front cover of the prospectus as well as throughout the filing. Please identify the units in the registration fee table as one of the securities being registered in the registration statement. The table should reflect the price of the common stock and warrants as one security. You may use a footnote to the table to indicate the assigned value to each of the securities. Note that you may retain the separate listing of the unit components in the fee table though the separate pricing information for each component should be omitted from the fee table.

3. It appears that the warrants that you are offering as part of the units are exercisable within one year and that the offer and sale of the underlying securities should be included as part of this registration statement, absent an available exemption for the exercise of the warrants. Please advise. See Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Further, please evaluate the risk factor that reads "Investors may be unable to exercise warrants due to lack of current registration statement" on page 14 as part of your response.

Cover Page of Prospectus

4. Clarify that this registration statement constitutes the initial public offering of SunGame Corporation's common stock.

5. Your prospectus cover page disclosure requires significant revision. Please revise the cover page so that it concisely describes the basic terms of the offering by the company and by the selling shareholders in a manner consistent with Rule 421(d) and avoids excessive detail. Please limit the cover page to one page and include only the information required by Item 501(b) of Regulation S-K. For instance, please eliminate the multiple references to stock and unit prices and to the fact that there is no public market for your shares.

Table of Contents Page

6. Please remove the portions of the table of contents relating to Part II of the registration statement, which does not form part of the prospectus.

Item 3. Prospectus Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges, page 4

Our Company, page 4

7. Please describe the specific nature of your business and expand on your disclosure that you are organized for the purpose of engaging in the "internet virtual world space." Clarify whether you have "begun initial operations" or "anticipate that operations will begin during

the first half of 2009." If you have begun operations, describe briefly what your current operations entail.

Our Company Risk Factors, page 6

8. Please review the risk factors to ensure that each risk factor subheading clearly conveys a separate, detailed risk to investors regarding your company, industry or security. Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact. For example, you state that you "rely on independent third parties to develop some of [y]our software products." Please review your subheadings to ensure that they disclose in the text the specific risk or risks you are addressing.

The interactive entertainment industry is highly competitive and our competitors may succeed…, page 8

9. You identify "integrated video game console hardware and software companies such as Sony, Nintendo, and Microsoft" as direct competitors. Please discuss in greater detail in what ways you compete with these companies whose revenues, market share and sales and marketing capabilities, among other things, far exceed your own. Alternatively, revise your disclosure to omit the names of these competitors or to identify competitors within your market niche.

We generate our revenue almost entirely from advertising…, page 9

10. Please revise the subheading of this risk factor, which suggests that you are currently generating revenue, to reflect your current financial condition. We note disclosure elsewhere in the filing that you have not yet generated any revenues. Please review your risk factors and other disclosures that may suggest you are currently generating revenues, selling products or have ongoing operations. See, as examples, the risk factors that read "We are exposed to seasonality in the sale of our products" and "If we do not continue to innovate and provide products and services…" on page 9.

Many of our shares of common stock will in the future…, page 13

11. You state in the last paragraph of this risk factor that the selling stockholders are offering 4,900,000 shares of common stock, rather than the 5,500,000 shares that you disclose on the front cover. Please clarify or revise.

Item 7. Selling Security Holder, page 18

12. Please provide a materially complete discussion of how the selling shareholders acquired the securities that you are registering on their behalf for resale. The expanded disclosure should address the nature of any arrangements, agreements, and relationships with the company and should include, for each selling shareholder, a discussion of the date of the

transaction in which the securities were sold, the amount of securities sold and the private placement agent, if any. Confirm that you have filed the agreement(s) that evidence the sale and the instrument(s) that define the rights of the shareholders.

13. With respect to the shares to be offered by legal entities, please disclose the names of the persons who have sole or shared voting or investment power over each such entity. See Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

14. It appears that the selling shareholder table indicates that the amount of shares owned by each shareholder after the offering equals the amount of common shares owned before the offering. Please revise the table or advise.

Item 9. Description of Securities, page 20

15. Please provide the information required in Item 202(c) of Regulation S-K regarding the warrants in the subsection entitled "Warrants" on page 21, including the amount of warrants outstanding, provisions for changes to or adjustments in the exercise price, and any other material terms of such warrants.

Item 8. Plan of Distribution, page 20

16. You state that after effectiveness of this registration statement, at any time after a market develops, the selling shareholders may sell their securities at market prices or any price in privately negotiated transactions. Please clarify that the selling shareholders are offering the common stock at $1.50 per share until such time as a market develops, and thereafter at prevailing market prices or privately negotiated prices.

Item 11. Information with Respect to the Registrant, page 22

17. Please provide disclosure regarding the independence of your directors as required by Item 407(a) of Regulation S-K.

A. Description of Business, page 22

Company Overview, page 22

18. Please revise the disclosure to provide a concise and clear overview of the status of your business and your plan to develop a viable business. You refer to several successful online games, social networking websites, and investors in those products and services, but it is unclear how this information is material to the company's plan of operations. Please focus on SunGame's activities to date and on its viable current plans. Ensure that any discussion of the market and other products are placed into appropriate context given the size and early stage development of your business. Briefly describe what you must accomplish to become

a revenue-generating entity, and disclose the minimum time you estimate will be required to reach that objective. Indicate the dollar amount of additional funding that you will require to operate in accordance with your business plan for a period of at least one year.

19.   You state on page 22 that "sales are minimal" suggesting that you have generated some revenue during the fiscal year ended December 31, 2008. We note your disclosure elsewhere in the filing that you did not recognize revenue from operational activities during the years ended December 31, 2008 and 2007. Please clarify this disclosure to state the current status of your activities.

Market Opportunity, page 23

20.   With respect to every third-party statement in your registration statement -- such as those by DCF Intelligence, Gartner Research, and Yankee Group -- please provide us with copies of the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement.

Competition, Markets, Regulation and Taxation, page 29

21.   Please revise this section of your prospectus to provide a brief description of your competitive position in the industry and methods of competition, focusing on the activities which are expected to generate significant portions of your revenues. See Item 101(h)(4)(iv) of Regulation S-K. An overview of the largest competitors in the industry does not appear to be an appropriate subject for your business description. Moreover, it is unclear why you refer to markets, regulation and taxation in the subheading, since these matters are not addressed.

Expansion Strategy, page 30

22.   Please provide support for your belief that "[y]ou have developed a focused, multi-pronged expansion strategy designed to establish [you] as a leader in the virtual world community" and that the company "will be a premier marketer of money related activities that will have distinct comparative advantages compared to both direct and indirect competitors." If you retain claims of this nature, please provide support for your belief that such achievements are a reasonably obtainable objective by a company in your stage of development and address any material uncertainties that may prevent such achievements.

B. Description of Properties/Assets, page 32

23.   Although you indicate here that you do not have any patents or properties, you have disclosed on pages 10 and 11 that "[y]our patents, trademarks, trade secrets, copyrights, and other intellectual property rights are important assets" for you and that some of your "data

centers are located in areas with a high risk of major earthquake." Please revise your disclosure to provide consistent and accurate information.

24. We note your statement that you do not own any real property. Please briefly describe the facilities out of which you operate and disclose the rental or lease terms. Refer to Item 102 of Regulation S-K.

Financial Statements

General

25. Update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-1

26. We note that there does not appear to be a geographical relationship between the company and your independent auditor. Please tell us why the company, located in Wilmington, DE, has engaged an auditor that resides in Aurora, CO. As part of your response, provide us with a brief summary of the audit procedures performed on- versus off-site during the 2007 and 2008 audits.

Balance Sheets, page F-2

27. We note that an amount due from your majority shareholder is reflected as "accounts payable" as of December 31, 2007. This caption gives the appearance that the Company recorded trade payables rather than an amount due to a related party. Please revise accordingly. Refer to Rule 4-08(k)(1) of Regulation S-X.

Notes to Financial Statements

Note 7. Stockholder's Deficiency, page F-9

28. Please describe the objective evidence that supports your determination of the fair value of the underlying shares of common stock at each grant or issue date. In this regard, we note that you issued stock from June 2008 to October 2008 ranging from $0.055 to $0.25 per share. This objective evidence could be based on valuation reports or on current cash sales transactions of the same or a similar company security to a willing unrelated party other than under terms and conditions arising from a previous transaction. Where you have obtained a valuation from an unrelated specialist, tell us what level of assurance the specialist gave in the fair value assessment. In addition, describe the basis for any adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.

H. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

29.   We note your reference to the Private Securities Litigation Reform Act of 1995 on page 34
        in connection with forward-looking statements. Note that the statutory safe harbor does not
        apply to forward looking statements by issuers that are not reporting under the Exchange
        Act at the time that statements are made, or to issuers of penny stock. Please revise to
        delete all references to the Private Securities Litigation Reform Act of 1995 or explain with
        every reference to the Act that the company is ineligible to rely on the Act's safe harbor
        provisions. Please refer to Section 27A of the Securities Act.

30.   Tell us how you determined the fair value of each equity related issuance, whether you
        obtained contemporaneous or retrospective valuations and whether valuations were
        performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid
        "Valuation of Privately-Held-Company Equity Securities Issued as Compensation" (the
        "Practice Aid"). In addition, please revise to disclose the following information related to
        issuances of equity instruments:

        •   Discuss the significant factors considered, assumptions made, and methodologies used
            in determining the fair value of your restricted stock and warrants. In addition, discuss
            consideration given to alternative factors, methodologies and assumptions;

        •   Discuss each significant factor contributing to the difference between the estimated IPO
            price and the fair value determined, either contemporaneously or retrospectively, as of
            the date of each grant and equity related issuance. This reconciliation should describe
            significant intervening events within the company and changes in assumptions as well
            as weighting and selection of valuation methodologies employed that explain the
            changes in the fair value of your common stock up to the filing of the registration
            statement.

Liquidity, page 34

31.   Please expand this section to discuss your anticipated general and administrative costs after
        effectiveness of this filing. Specifically address whether anticipated expenses associated
        with becoming a reporting company are included in your projections for the next twelve
        months as shown on page 15. To the extent that these constitute trends known to
        management, they should be discussed as well as any other known trends, demands or
        uncertainties that may affect your financial condition.

32.   We note that your disclosure on pages 35 and 42 regarding the amount of funds advanced
        by Adversor, Inc. differs from the disclosure in the notes to the financial statements.
        Specifically, you disclose on page F-9 that you were advanced $98,740 for the fiscal year
        ended December 31, 2008 whereas on pages 35 and 42 you state that the funds were

$78,740. Please advise. Further, revise the disclosure to clarify how you arrived at the amount of funds owed to Adversor as of the end of fiscal year 2008.

Need for Additional Financing, page 36

33.   You disclose that the company does not have "capital sufficient to meet [y]our cash needs." Please amend your filing to clarify how you expect to meet your short and long-term cash requirements for the next 12 months. Quantitative information regarding your financial requirements is necessary to enable investors to assess the company's financial condition and the likelihood it will be able to pursue its business plan. Please see Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. Please expand your disclosure to address the following:

- State the minimum period of time that you will be able to conduct planned operations using currently available capital resources.

- Disclose the minimum dollar amount of funding you require to implement your business plan for a minimum period of one year.

- Disclose the funding needed to complete development of Sun Island Virtual World as part of your early stage development.

- Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.

K. Directors and Executive Officers, page 37

34.   You state that Guy Robert is President and owner of Adversor, Inc. but have not disclosed this information in the biography of Mr. Robert on page 37. Please disclose the details of this employment as required by Item 401(e) of Regulation S-K.

Staffing, page 39

35.   You state on pages 4 and 31 that you have one employee, Mr. Guy Robert, President, and on page 39 that you have two employees, Mr. Robert and Mr. Ranulf Goss, a director. We note further that you also identify Michael Segal, Secretary/Treasurer and Director, as a named executive officer in the summary compensation table. Please revise or advise.

L. Executive and Directors Compensation, page 39

Summary Executives Compensation Table, page 39

36.   You state that Guy Robert receives compensation from Adversor, Inc., a majority shareholder of the company, for his services with SunGame. Note that Item 402(m) of

Regulation S-K requires disclosure of all compensation including transactions between the company and a third party where a purpose of the transaction is to furnish compensation to any named executive officer or director. Please revise the summary compensation table to reflect all compensation earned by the named executive officers or advise. Provide a narrative disclosure to the summary compensation table including the material terms of each named executive officer's employment agreement or arrangement with Adversor, whether written or unwritten.

Director Compensation, page 40

37.   You report in the "all other compensation" column of the director compensation table that Michael Segal and Ranulf Jose Goss both received compensation though you state on page 41 that "[d]irectors receive no compensation for serving." We note further your statement in footnote 3 to the table that the compensation paid to Mr. Goss was for "services, other than those as director." Please identify the type of services rendered for which these directors were awarded compensation. Refer to Item 402(r)(2)(vii) of Regulation S-K.

38.   Please provide disclosure regarding any "promoters" of your company, as defined in Rule 405 under the Securities Act of 1933. See Item 404(d)(2) and Item 401(g) of Regulation S-K.

Item 12. Incorporation of Certain Information by Reference, page 43

39.   It does not appear that you are eligible to incorporate by reference pursuant to General Instruction VII of Form S-1. Further, it does not appear that you have listed any reports filed pursuant to Section 13(a) and 15(d) of the Exchange Act to be incorporated by reference. Please therefore delete this section in its entirety.

Item 15. Recent Sales of Unregistered Securities, page 46

40.   We note that you have 50,000 Class "A" Warrants outstanding. Please provide the information required by Item 701 of Regulation S-K with regard to the Class "A" Warrants. In addition, where securities were issued in exchange for services, please describe the services rendered.

41.   For each transaction for which you are relying on Section 4(2), state whether the purchasers were accredited or sophisticated.

Item 17. Undertakings, page 47

42.   Please provide all appropriate undertakings required by Item 512 of Regulation S-K that apply to your offering.

- It appears that Rule 430C of the Securities Act may be applicable and the undertaking required by Item 512(a)(5)(ii) of Regulation S-K should be included. The undertaking currently listed in the last paragraph relating to Rule 430A does not seem applicable. Please revise or explain.

- Please also include the undertaking required by Item 512(a)(6), which relates to the primary offering of securities and which also appears to apply to your offering.

Signatures

43. The signature page does not indicate the officer who is signing as the company's principal financial officer. Note that any person who occupies more than one of the specified positions should indicate each capacity in which he is signing the registration statement. See Instruction 2 to Signatures on Form S-1.

Exhibits

44. We note your reference to SunGame SEA and SunGame US in the biography of Ranulf Jose Goss on page 38. Please list all the subsidiaries of the company, the state of incorporation of each subsidiary, and the names under which such subsidiaries do business pursuant to Item 601(b)(21) of Regulation S-K or advise.

45. Please file any amended bylaws adopted by the company to reflect the name change from SunGame International Inc. to SunGame Corporation.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to

Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via facsimile at (303) 431-1567
        Michael A. Littman